Consent of Independent Registered Public Accounting Firm

The Board of Directors
Semoran Financial Corporation
Fern Park, Florida:

We consent to the use of our report dated January 29, 2007, relating to the balance sheets as of December 31, 2006 and 2005, and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2006, for the period from October 11, 2005 (date of incorporation) to December 31, 2005 and the amounts included in the cumulative amounts from October 11, 2005 (date of incorporation) to December 31, 2006, and to the use of our name under the caption of "Experts," in the Registration Statement on Form SB-2 of Semoran Financial Corporation.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 14, 2007